UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 17 June 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements"),
shareholders are advised that Gold Fields Limited has awarded on 14 June
2021(“the Award Date”), Award effective 14 June 2021, Conditional Matching
Shares to directors of major subsidiaries of Gold Fields in accordance with the introduction of the Company’s Shareholding Requirements (MSR)as
approved at the AGM on 18 May 2016.

Minimum Shareholding Requirement (MSR): The MSR is mandatory for
Executives to hold GFL shares for a holding period of 6 years based on the following target shareholding:

CEO: Revised from 200% to 300% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package.

Executives may commit in accordance with the MSR through the election period to the determination of cash bonuses, vesting of shares awarded or through personal investment to acquire Gold Fields shares that will be restricted for the holding period and held in Escrow.

Details of the transaction are set out below:
Rosh Bardien
Nature of transaction Off market acceptance of shares
Transaction Date 14 June 2021
Class of Security Ordinary Shares
Number of Shares 4 848
Market Price per Share* R125.5882
Total Value R608,851.60
Vesting Period
The shares will be held for the
holding period of 6 years
Nature of interest Direct and Beneficial
Richard Butcher
Nature of transaction Off market acceptance of shares
Transaction Date 14 June 2021
Class of Security Ordinary Shares
Number of Shares 1 086
Market Price per Share* R125.5882
Total Value R136,388.79
Vesting Period
The shares will be held for the
holding period of 6 years
Nature of interest Direct and Beneficial

Stuart Mathews
Nature of transaction Off market acceptance of shares
Transaction Date 14 June 2021
Class of Security Ordinary Shares
Number of Shares 7 232
Market Price per Share* R125.5882
Total Value R908,253.86
Vesting Period
The shares will be held for the
holding period of 6 years
Nature of interest Direct and Beneficial
Luis Rivera
Nature of transaction Off market acceptance of shares
Transaction Date 14 June 2021
Class of Security Ordinary Shares
Number of Shares 27 935
Market Price per Share* R125.5882
Total Value R 3,508,306.37
Vesting Period
The shares will be held for the
holding period of 6 years
Nature of interest Direct and Beneficial
* The market price is based on the annual vwap used to determine the award, which is a 3 day vwap preceding 1 March 2021.

Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements.

17 June 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 17 June 2021
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer